Exhibit 99.1

Auryn and Eastmain Securityholders Overwhelmingly Approve
the Auryn Reorganization and Eastmain Acquisition

Vancouver & Toronto, Canada – October 5, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn”) and Eastmain Resources Inc. (TSX: ER) (“Eastmain”) are pleased to jointly announce that securityholders of both companies voted today at special meetings to approve their respective plans of arrangement pursuant to which Auryn will spin out its Peruvian assets and immediately thereafter acquire Eastmain (the “Transaction”). Voting support for the Transaction was in excess of 99% of the securities voted for each Company. Shareholder participation was 63.97% for Auryn and 40.03% for Eastmain. The remaining principal condition to the completion of the Transaction is obtaining the final orders of the British Columbia Supreme Court and Ontario Superior Court of Justice at hearings which are scheduled for October 7, 2020.

Pursuant to the Transaction, Auryn will acquire Eastmain after spinning out its Peruvian assets into two new companies and distributing the shares of those new companies to Auryn’s shareholders. The Transaction will also create Fury Gold Mines Limited (“Fury Gold”), a leading developer of Canadian gold projects.

A Message from Ivan Bebek, Executive Chairman & Director of Auryn:

“On behalf of the board and team at Auryn, I would like to thank all our securityholders for support of our plan to create three significant opportunities to unlock considerable value across our portfolio of high-quality projects. The three companies will offer premier growth and exploration opportunities in gold, copper and silver as we head into a robust commodity market.”

A Message from Blair Schultz, Interim President & CEO of Eastmain:

“The Eastmain management and board would like to thank our shareholders for their support. We are excited to create Fury Gold Mines and eager for this future developer to establish itself as a premier Canadian focused mining company.”

Auryn Annual and Special Meeting Results

The detailed voting results from the Auryn meeting are as follows:

Special Resolutions Relating to Transaction

	Votes For	Votes For (%)	Votes Against	Votes Against (%)
Reorganization Arrangement (by holders of Auryn common shares)	52,959,236	99.57%	228,963	0.43%
Reorganization Arrangement (by holders of Auryn common shares, options and warrants)	58,867,361	99.61%	228,963	0.39%
Eastmain Acquisition	53,003,525	99.65%	184,675	0.35%
Equity Financing*	52,944,903	99.54%	243,297	0.46%

*Shareholders holding 3,557,500 shares were excluded from this vote on account of having an interest in the financing shares.

Number of Directors

	Votes For	Votes For (%)	Votes Against	Votes Against (%)
Set the number of directors of the Company at eight (8)	52,933,312	99.52%	254,888	0.48%

Election of Directors

The voting results for the election of directors are as follows:

Name of Nominee	Votes For	Votes For (%)	Votes Withheld/Abstain	Votes Withheld/ Abstain (%)
Shawn Wallace1	53,043,933	99.73%	144,207	0.27%
Ivan James Bebek	53,028,898	99.70%	159,302	0.30%
Gordon J. Fretwell1	53,036,054	99.71%	152,146	0.29%
Steve Cook	53,035,076	99.71%	153,124	0.29%
Jeffrey R. Mason	53,029,320	99.70%	158,880	0.30%
Antonio Arribas1	53,030,612	99.70%	157,588	0.30%
Alison Sagateh Williams	53,027,162	99.70%	161,038	0.30%
Mike Timmins	53,018,050	99.68%	170,150	0.32%

1Following the final approvals and completion of the Reorganization Arrangement and the Eastmain Acquisition, these Directors will retire to allow the new appointments of Michael Hoffman and Blair Schultz to the Board of Fury Gold Mines.

There were 16,044,485 non-votes recorded (but not voted) for each resolution, other than the appointment of auditors. Non-votes are discretionary votes given to a broker by a US beneficial holder, but such votes are not allowed under Canadian Securities Regulations.

Additional Resolutions

	Votes For	Votes For (%)	Votes Against	Votes Against (%)
Renewal of Rolling Share Option Plan	52,325,718	98.38%	862,481	1.62%
Adoption of New Corporate Articles	52,274,691	98.28%	913,508	1.72%

Eastmain Special Meeting Results

The details voting results from the Eastmain meeting are as follows:

	Votes For	Votes For (%)	Votes Against	Votes Against (%)
Arrangement Resolution (by holders of Eastmain common shares)	115,319,317	99.14%	1,003,100	0.86%
Arrangement Resolution (by holders of Eastmain common shares, options and warrants)	131,240,486	99.24%	1,003,100	0.76%
Arrangement Resolution (majority of the minority)	109,888,572	99.10%	1,003,100	0.90%

Detailed voting results on the matters submitted to Auryn’s and Eastmain’s securityholders at the respective meetings have also been reported on each of Auryn’s and Eastmain’s profiles at www.sedar.com.

Further details regarding the Transaction, including its principal completion conditions can be found in each of Auryn’s and Eastmain’s management information circulars dated September 3, 2020 and filed under each of their profiles at www.sedar.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman and Director

ON BEHALF OF THE BOARD OF DIRECTORS OF EASTMAIN RESOURCES INC.

Blair Schultz
Interim President and CEO

For further information please contact:

Auryn Resources
Natasha Frakes, Manager of Corporate Communications
778-729-0600
info@aurynresources.com

Eastmain Resources
Blair Schultz, Interim President and CEO
647-347-3735
bschultz@eastmain.com

About Auryn

Auryn Resources Inc. is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. Auryn built a portfolio of six projects in Canada and Peru containing gold, silver and copper resources and exploration targets. On July 29, 2020, Auryn announced its intention to spin out its Peruvian assets into two new companies and acquire Eastmain, creating a Canadian gold-focused exploration and development company to be renamed as Fury Gold Mines Limited. Auryn’s two flagship Canadian properties are the Committee Bay gold project in Nunavut and Homestake gold project in British Columbia for which an amended preliminary economic assessment was filed effective June 24, 2020. Upon closing of the Transaction, Fury Gold’s three core assets will comprise of Eau Claire in Quebec, Committee Bay and Homestake Ridge. Auryn shareholders, invested prior to the completion of the Transaction, will become shareholders of Fury Gold and will also receive shares in the two new Canadian spin out companies, one holding the Sombrero copper-gold project, and the other holding both the Curibaya silver-gold project and Huilacollo gold project. Auryn's technical and management teams have an impressive track-record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability. For more information on Auryn and the Transaction, please visit www.aurynresources.com.

About Eastmain

Eastmain is a Canadian exploration company operating in the Eeyou Istchee emerging James Bay gold camp in Québec. Eastmain holds a 100%-interest in the Clearwater Property, host of the Eau Claire Project, for which it issued a Preliminary Economic Assessment in May 2018, and the Percival Discovery made in November 2018. Eastmain is also the operator of the Éléonore South Joint Venture, located immediately south of Newmont’s Éléonore Mine, which hosts the Moni/Contact Trend Discovery (2017).

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed "forward-looking statements". Forward looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the Transaction, including the completion of the Transaction. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in Auryn’s Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and Auryn’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov and in Eastmain’s Annual Information Form and MD&A for the year ended October 31, 2019 and continuous disclosure filings available at www.sedar.com.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Auryn Resources Inc. TSX: AUG NYSE American: AUG www.aurynresources.com	Eastmain Resources Inc. TSX: ER www.eastmain.com